Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
STRONGHOLD DIGITAL MINING, INC.

Stronghold Digital Mining, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”), hereby certifies as follows:

1.          The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 19, 2021, under the name Stronghold Digital Mining, Inc.  The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 1, 2021.  The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 21, 2021.

2.          Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation (this “Amendment”) amends the provisions of the Second Amended and Restated Certificate of Incorporation.

3.          This Amendment has been approved and duly adopted in accordance with the provisions of Section 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Amendment and directed that the proposed Amendment be considered by the stockholders of the Corporation. The Amendment was duly authorized by holders of a majority of the voting stock of the Corporation by written consent and duly noticed to all stockholders not signing the written consent in accordance with the provisions of Sections 228 and 242 of the DGCL, and the provisions of the Second Amended and Restated Certificate of Incorporation.

4.          Article IV of the Second Amended and Restated Certificate of Incorporation is hereby amended by inserting the following as Section 4.3(B) and renumbering existing Section 4.3 to Section 4.3(A):

“(B)       Reverse Stock Split.  Effective as of 5:00 p.m. Eastern Time on May 15, 2023 (the “RSS Effective Time”), each 10 shares of then outstanding Class A Common Stock and Class V Common Stock shall automatically, without any action on the part of the holders thereof or the Corporation, be combined and converted into one share of validly issued, fully paid and non-assessable  Class A Common Stock or Class V Common Stock, as applicable, without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the RSS Effective Time of a book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the RSS Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the RSS Effective Time, shall be entitled to receive a whole share of Common Stock. Each book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such book entry position has been combined, subject to the elimination of fractional interests set forth above.”

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation as of this 15th day of May, 2023.

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer and Chairman